UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 5)

hi/fn, inc.

(Name of Subject Company (Issuer))

Hybrid Acquisition Corp.

a wholly owned subsidiary of

Exar Corporation

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and

Executive Vice President of Business Development

Exar Corporation

48720 Kato Road

Fremont, California 94538

(510) 668-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Warren T. Lazarow, Esq. Stephen B. Sonne, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 70,314,877.53	$2,763.37***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 18,169,219 shares of Hifn common stock (the sum of (x) 14,742,837 shares of Hifn common stock outstanding, (y) 2,893,158 shares of Hifn common stock issuable upon the exercise of outstanding options and 50,000 shares of Hifn common stock issuable upon the exercise of options which may be granted prior to the completion of the exchange offer and proposed merger and (z) 483,224 restricted stock unit awards outstanding, each as of February 26, 2009 (as set forth by Hifn in its Solicitation/Recommendation Statement on Schedule 14D-9, filed March 5, 2009)) and (ii) the average of the high and low sales prices of Hifn common stock as reported on The NASDAQ Stock Market on March 4, 2009 ($3.87).

**	The amount of the filing fee equals $39.30 per $1,000,000 of the transaction valuation.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 1,620.89	Filing Party: Exar Corporation

Form or Registration No.: Form S-4 333-157724	Date Filed: March 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on March 5, 2009 and amended on March 6, 2009, March 9, 2009, March 11, 2009 and March 12, 2009 by Exar Corporation, a Delaware corporation (“Exar”), and Hybrid Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share, of hi/fn, inc., a Delaware corporation (“Hifn”) (the “Shares”), at the election of the holder thereof: (a) $1.60 in cash, without interest, and 0.3529 shares of common stock, par value $0.0001 per share, of Exar (“Exar Common Stock”) or (b) $4.00 in cash, without interest, subject in each case to the election procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Exar has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated March 5, 2009, relating to the offer and sale of Exar Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to this Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Exar or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented and amended by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 5 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii),(x)-(xii) The disclosure in this section of the Schedule TO is hereby amended and supplemented by replacing the specified paragraphs in the section of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” with the text set forth in Item 5 below, and the information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” is amended and supplemented by replacing the specified paragraphs in the Prospectus with the text set forth in Item 5 below.

(a)(2)(i)-(vii) The disclosure in this section of the Schedule TO is hereby amended and supplemented by replacing the specified paragraphs in the section of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” with the text set forth in Item 5 below, and the information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” is amended and supplemented by replacing the specified paragraphs in the Prospectus with the text set forth in Item 5 below.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a),(b) The disclosure in this section of the Schedule TO is hereby amended and supplemented by replacing the specified paragraphs in the section of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” with the following text, and the information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” is amended and supplemented as follows:

The second paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

As part of these ongoing discussions and market check activities, Hifn first formally engaged RBC Capital Markets Corporation (“RBC”) on February 20, 2007 to render certain financial advisory services to Hifn in connection with a possible transaction or series of transactions involving Hifn. Commencing in early April 2007, representatives of RBC contacted approximately 29 potential parties (not including Exar), 23 of which were potential strategic buyers and 6 of which were potential financial sponsors. Representatives of RBC arranged in-person meetings between Hifn management and eleven of these parties, including Company No. 1. In April 2007, Company No. 1 signed a non-disclosure agreement with a 12-month standstill provision. Shortly thereafter, however, Company No. 1 declined to engage in further discussions due to a lack of strategic fit. Three contacted parties conducted detailed due diligence; none submitted a term sheet or a letter of intent. Since no buyer emerged from this initial segment of Hifn’s market check process, the process ended in September 2007 and this initial RBC engagement was terminated by Hifn shortly thereafter.

The fourth paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

In December 2007, Hifn commenced discussions with Company No. 1, initially focused on a potential commercial relationship. In January 2008, Company No. 1 expressed interest in a potential business combination with Hifn and requested high level due diligence items. The parties engaged in merger discussions for several months. In April 2008, since the prior standstill arrangement with Company No. 1 had expired, Hifn requested that Company No. 1 enter into a new 12-month standstill arrangement prior to further merger discussions. A new standstill arrangement was viewed as especially important in the case of Company No. 1 because its financial advisor had indicated that Company No. 1 might make hostile overtures. Representatives of RBC made a presentation to Hifn on April 17, 2008, about the history of discussions with Company No. 1. Hifn formally re-engaged RBC on April 25, 2008 because RBC was familiar with Hifn’s business and the substance of the discussions with the parties contacted in the 2007 portion of Hifn’s market check process. In May 2008, the Hifn board evaluated whether to adopt a stockholder rights plan, but no such plan was ever adopted. Hifn and Company No. 1 ultimately ceased negotiations in July 2008 because they were unable to reach agreement on Hifn’s valuation and because Company No. 1 ultimately declined to sign the standstill agreement requested by Hifn.

The following is added as a new paragraph in the “Background of the Recommendation of the Hifn Board of Directors” immediately following the fourth paragraph of such section:

In May 2008 through February 2009, RBC and Hifn approached, or were approached by, a number of possible acquirors of Hifn, as discussed below. Previously, in 2007, RBC had contacted twenty-nine likely acquirors. Most of the companies contacted at that time indicated a lack of interest in acquiring Hifn because of factors such as, but not limited to, Hifn’s lack of revenue growth, lack of profitability and/or lack of strategic fit with the acquiror. Because those factors had not improved and in many respects had materially deteriorated by 2008, it was determined that merely re-soliciting these companies (or approaching an even broader group of companies) may be counter-productive to maximizing value for Hifn stockholders, because it might, among other reasons, give the mistaken impression that Hifn was perpetually for sale and therefore in a weak bargaining position. Accordingly, it was determined that the optimum strategy for maximizing value for stockholders during this period was to approach selected companies when and as appropriate, as described below.

The following is added as a new paragraph in the “Background of the Recommendation of the Hifn Board of Directors” immediately following the twenty-second paragraph of such section:

On October 8, 2008, Hifn’s board of directors met and discussed the merits and risks of various strategic alternatives, including the status of discussions with Exar, Company No. 1 and Company No. 4.

The twenty-eighth paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

On October 20, 2008, a meeting was held at Hifn with Company No. 5 to discuss the possibility of a business combination, but no transaction resulted, because Company No. 5’s financial advisor indicated that Company No. 5 had no interest in further discussions.

The following is added as a new paragraph in the “Background of the Recommendation of the Hifn Board of Directors” immediately following the twenty-eighth paragraph of such section: is replaced in its entirety with the following:

On October 23, 2008, Hifn’s board of directors met and discussed the merits and risks of various strategic alternatives, including the status of current or prior discussions with Exar, Company No. 1, Company No. 4 and Company No. 5.

The following is added as a new paragraph in the “Background of the Recommendation of the Hifn Board of Directors” immediately following the thirty-seventh paragraph of such section:

On November 12, 2008, Hifn’s board of directors met and discussed the merits and risks of the Exar proposal and of other strategic alternatives. The status of discussions with Company No. 1, Company No. 4 and Company No. 5 was again noted.

The thirty-ninth paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

On November 19, 2008, Mr. Sisto was contacted by an investment bank about a possible combination with Company No. 7, but no further discussions occurred, because Company No. 7 indicated that it had no interest in acquiring the Company.

The sixtieth paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

Also on January 7, 2009, Mr. Sisto was contacted by a representative of Company No. 6 to explore the next steps to developing a syndicate to take Hifn private. Mr. Sisto declined the offer to further such explorations, among other reasons due to the exclusivity arrangement with Exar and because the proposed transaction would have been unacceptable to business partners of Hifn and have involved financing risks and the potential for conflicts of interest.

The sixty-fourth paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

On January 16, 2009, an officer of Company No. 9 again contacted Mr. Walker to express an interest in Hifn. Mr. Walker again declined to have a substantive discussion with that officer because of the exclusivity arrangement with Exar and because Company No. 9 had indicated that Hifn was not its top choice as an acquisition candidate at this time.

The sixty-sixth paragraph of the “Background of the Recommendation of the Hifn Board of Directors” is replaced in its entirety with the following:

On January 20, 2009, Mr. Sisto and Mr. Rodriguez initially agreed to pause the negotiations, among other things, because of the parties’ apparent inability to reach agreement on certain high level deal terms. Later that day, however, Mr. Sisto indicated that he would attend to certain Exar deal issues upon his return from a trip on January 26 and Mr. Rodriguez noted the advisability of having additional meetings between the parties’ counsel, financial advisors and executives. Since the parties had indicated a willingness to re-engage (and they did so shortly thereafter), and since it was unclear if the exclusivity arrangement had expired on the basis of the initial agreement to pause the negotiations, especially in light of the later communications that day, Mr. Sisto agreed that Hifn would honor the existing exclusivity agreement until it expired.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The disclosure in this section of the Schedule TO is hereby amended and supplemented by replacing the specified paragraphs in the Prospectus with the text set forth in Item 5 above, and the information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” is amended and supplemented by replacing the specified paragraphs in the Prospectus with the text set forth in Item 5 above.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The disclosure in this section of the Schedule TO is hereby amended and supplemented by replacing the specified paragraphs in the section of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” with the text set forth in Item 5 above, and the information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” is amended and supplemented by replacing the specified paragraphs in the Prospectus with the text set forth in Item 5 above.

(a)(5) Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following text at the end of the disclosure therein, and the information set forth in the section of the Prospectus entitled “The Offer — Certain Legal Matters; Regulatory Approvals” is amended and supplemented to add the following text at the end of the subsection thereof captioned “California Litigation”:

On March 27, 2009, Exar and Hifn agreed in principal with the plaintiff in the Stoltz Complaint to settle its purported class action lawsuit filed in the Superior Court of the State of California, Santa Clara County, relating to the Offer and the other transactions contemplated by the Merger Agreement.

Under the terms of the memorandum of understanding entered into by the parties, the claims of the named plaintiff and the proposed class of public shareholders relating to the Offer and the Merger Agreement and the transactions contemplated thereby will be dismissed on behalf of the settlement class. Finalization of the proposed settlement remains subject to several conditions, including court approval, certain confirmatory discovery, and completion of the Offer and the other transactions contemplated by the Merger Agreement. In connection with the proposed settlement, Hifn has agreed to provide additional disclosures in its solicitation/recommendation statement on Schedule 14D-9. The parties also contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by defendants, up to $165,000.

(b) The disclosure in this section of the Schedule TO is hereby amended and supplemented by replacing the specified paragraphs in the section of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors” with the following text, and the information set forth in the sections of the Prospectus entitled “Opinion of Financial Advisor to Hifn” is amended and supplemented as follows:

The twelfth paragraph of the “Opinion of Financial Advisor to Hifn” is replaced in its entirety with the following:

Comparable Precedent Transaction Analysis. RBC prepared a comparable precedent transaction analysis, which compared selected financial data for Hifn with comparable financial data for a group of publicly-announced merger and acquisition transactions that RBC deemed for purposes of its analysis to be comparable to the Transaction. In selecting comparable precedent transactions, RBC analyzed the following transactions, which constituted public semiconductor mergers and acquisitions publicly announced between January 1, 2006 and February 20, 2009.

The seventeenth paragraph of the “Opinion of Financial Advisor to Hifn” is replaced in its entirety with the following:

Comparable Public Company Analysis. RBC prepared a comparable public company analysis, which compared selected financial data for Hifn with comparable financial data for a group of publicly-traded companies that RBC deemed for purposes of its analysis to be comparable to Hifn. RBC selected comparable semiconductor product companies that, like Hifn (i) were focused in the communication and wireless area network sectors (Group 1 below); (ii) were focused on selling into the storage and storage subsystems sector (Group 2 below); or (iii) had an operational size of $100 million or less in actual or estimated 2008 revenues (Group 3 below). Based on these criteria, RBC reviewed the relevant metrics of the following publicly-traded companies (with their metrics adjusted as applicable, in four cases, to reflect recently-completed or pending acquisitions and dispositions):

Group 1

•	PMC-Sierra;

•	Netlogic Microsystems;

•	Cavium;

•	Exar;

•	Applied Micro Circuits;

•	Vitesse;

•	Transwitch Corp;

•	Zarlink Semiconductor; and

•	Mindspeed Technologies;

Group 2

•	LSI;

•	Qlogic;

•	Brocade Communications;

•	Emulex; and

•	Adaptec;

Group 3

•	Techwell Inc.;

•	PLX Technology;

•	Intellon;

•	Tundra Semiconductor;

•	Quicklogic Corp.;

•	Leadis Technology; and

•	Pixelworks.

The twenty-first paragraph of the “Opinion of Financial Advisor to Hifn” is replaced in its entirety with the following:

Premiums Paid Analysis. RBC prepared a premiums paid analysis, which compared the premiums payable in the Transaction based on the implied value of the Mixed Consideration to the premiums paid in 51 selected publicly-announced merger and acquisition transactions in the U.S. technology industry. The 51 transactions selected for the premiums paid analysis were a different and broader group of transactions than those selected for the comparable precedent transaction analysis. In selecting precedent transactions for the premiums paid analysis, RBC included U.S. technology transactions with public target companies and deal values between $20 million and $200 million that were announced between January 1, 2006 and February 20, 2009. RBC performed this analysis taking into account the trading prices of Hifn’s common stock during periods it considered relevant ending on February 20, 2009, the last trading day prior to RBC delivering its analysis with respect to the fairness of the Consideration, from a financial point of view, to the Hifn stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2009

EXAR CORPORATION

By:	/s/ Thomas R. Melendrez
Name:	Thomas R. Melendrez
Title:	General Counsel, Secretary and Executive Vice President of Business Development

HYBRID ACQUISITION CORP.

By:	/s/ Thomas R. Melendrez
Name:	Thomas R. Melendrez
Title:	Secretary and Chief Financial Officer